UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                       TRAVEL SERVICES INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   894169 10 1
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                                 (CUSIP Number)

                    Joseph V. Vittoria, 515 No. Flagler Drive
                  West Palm Beach, Florida 33401 (561) 802-3396
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 28, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 894169 10 1

1 NAME OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J & W Heller Corp.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         00
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                           7        SOLE VOTING POWER
NUMBER OF                                   908,334
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                                    0
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON                                      908,334
WITH                       -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         908,334
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 894169 10 1

1 NAME OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Wayne Heller
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         00
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER OF                                   908,334
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                                    0
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON                                      908,334
WITH                       -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         908,334
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 894169 10 1

1 NAME OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Judy Heller
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         00
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER OF                                   908,334
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                                    0
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON                                      908,334
WITH                       -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         908,334
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Travel Services International, Inc. (the "Company"), which has its principal executive offices at 515 No. Flagler Drive, West Palm Beach, Florida 33401.

Item 2.           Identity and Background.

     This statement is being filed by J & W Heller Corp., formerly known as Cruises Only, Inc. J & W Heller Corp. is a corporation organized under the laws of the State of Florida and is engaged in the business of distributing cruise vacation reservations to travelers located in the United States. The address of the principal business and office of J & W Heller Corp. is 1101 East Colonial Drive, Orlando, Florida 32803.

     Wayne Heller and Judy Heller are the Principal Stockholders (the "Principal Stockholders") of J & W Heller Corp. Wayne Heller is the President and Treasurer of J & W Heller Corp. Judy Heller is the Vice President and Secretary of J & W Heller Corp. Wayne Heller and Judy Heller are the directors of J & W Heller Corp. The business address of each of the Principal Stockholders is the same as that of J & W Heller Corp. Each of the Principal Stockholders is a citizen of the United States. A copy of the Joint Filing Agreement between Cruises Only, Inc. and the Principal Stockholders is annexed hereto as Exhibit 1.

     Neither J & W Heller Corp. nor any of the Principal Stockholders have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

     J & W Heller Corp. received 908,334 shares of Common Stock in addition to cash proceeds pursuant to the Agreement and Plan of Organization dated May 9, 1997, between Travel Services International, Inc., Cruises Only, Inc., Wayne Heller and Judy Heller (the "Agreement").

     By virtue of Rule 13d-3 under the Exchange Act, each of the Principal Stockholders may be deemed the beneficial owner of all of the Common Stock received by J & W Heller Corp. None of the Principal Stockholders has independently invested any of his or her funds for the purpose of purchasing the Common Stock.

Item 4.           Purpose of Transaction.

     J & W Heller Corp. has received the Common Stock as an equity interest in the Company. As of the date hereof, J & W Heller Corp. is holding such Common Stock solely for investment and it has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of
Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, J & W Heller Corp. may continue purchases of Common Stock or may sell or otherwise dispose of all or portions of such Common Stock following the one year holding period required by the Agreement, if such sales and purchases would be desirable investments for the portfolios of its accounts.

Item 5.           Interest in Securities of the Issuer.

     As of the date hereof, J & W Heller Corp. beneficially owned 908,334 shares of Common Stock representing 10.8% (1) of the Common Stock deemed outstanding on the date hereof.

     This is the only transaction in the Common Stock effected by J & W Heller Corp. within the 60 day period ending on the date of this filing. On July 28, 1997, the 908,334 shares of Common Stock were received directly from the Company as consideration paid to J & W Heller Corp. pursuant to the Agreement.

     In addition, each of the Principal Stockholders may, by virtue of his or her position as Principal Stockholder of J & W Heller Corp. be deemed, pursuant to Rule 13d-3 under the Exchange Act, to own beneficially the Common Stock of which J & W Heller Corp. would possess beneficial ownership. Other than in their respective capacities as Principal Stockholders of J & W Heller Corp. and except as set forth above, none of the Principal Stockholders is the beneficial owner of any Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the initial public offering, Wayne Heller, Judy Heller and Cruises Only, Inc. each entered into lockup letters with Montgomery Securities.

     Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, the Principal Stockholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

                     Exhibit                        Description of Exhibit
                     -------                      --------------------------
                        1                         Joint Filing Agreement.

                        2 Lockup Letter, dated July 22, 1997, between Wayne Heller and Montgomery Securities.

                        3 Lockup Letter, dated July 22, 1997, between Judy Heller and
                                                  Montgomery Securities.

                        4 Lockup Letter, dated July 22, 1997, between Cruises Only,
                                                  Inc. and Montgomery
                                                  Securities.
----------

(1) Based on 8,406,726 shares of Common Stock outstanding, as indicated in the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:            August  7, 1997
                                                     J & W Heller Corp.



                                                     /s/ Wayne Heller
                                                     ---------------------------
                                                     Wayne Heller, Individually
                                                        and as President

                                                     /s/ Judy Heller
                                                     ---------------------------
                                                     Judy Heller